November 9, 2009

VIA EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Biovail Corporation
Form 20-F for the Year Ended December 31, 2008
Filed February 27, 2009
File No. 001-14956

Dear Mr. Rosenberg:

Biovail Corporation (the “Company”, “we”, “us” or “our”) acknowledges receipt of the letter from the staff of the United States Securities and Exchange Commission (the “Commission”) dated October 28, 2009 with respect to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2008, filed with the Commission on February 27, 2009 (the “2008 Form 20-F”).  Please find below the Company’s detailed responses to the staff’s comments.  For ease of reference, the Company has provided the text of each staff comment prior to its response.

Comment:

Business Overview
Current Product Portfolio and Product Revenues, page 30

1.             We note your response to comment one.  However, our comment is reissued.  Please present a separate detailed analysis supporting your determination that you are not substantially dependent on each of the identified agreements.  Please note that absent additional circumstances, we would consider an agreement to supply products which accounted for more than 10% or more of your revenues to be an agreement upon which you are substantially dependent.  Similarly, we would generally consider you to be substantially dependent on a supply agreement relating to one of your products that accounts for 10% or more of your revenues.

For example, we note your disclosure on page seven that GSK accounted for 16% of your total revenues.  Additionally, you state that you have a manufacturing and supply agreement with GSK related to Wellbutrin XL.  If you have an agreement to sell GSK products, please provide your analysis as to why you believe you are not substantially dependent on this agreement.  If you believe you could sell these products to another party if GSK were to terminate or default on this agreement, provide this information in your analysis.

Response:

With respect to each of the Company’s contracts and arrangements, the Company routinely reviews such contracts and arrangements for purposes of determining disclosure obligations under applicable Canadian and U.S. securities laws.  For contracts entered into in the ordinary course of business, for which the required U.S. disclosure standard is substantial dependence, the Company considers the following factors, among others, with respect to each contract:

(i)            where measurable, the contribution of the contract to the Company’s results of operations (e.g., revenue contribution),

(ii)           the balance sheet impact of the contract or arrangement (e.g., whether the contact will require a significant investment of capital),

(iii)          whether the contract imposes any significant restrictions on the Company in seeking alternative supply or distribution arrangements,

(iv)          how easily the Company can replicate a product’s supply or distribution channel without significantly disrupting the Company’s business,

(v)           the degree of interdependence of one product or arrangement on another product or arrangement,

(vi)          the existence of minimum purchase obligations and whether a trading partner can adjust the obligations in its sole discretion,

(vii)         the duration of the contract,

(viii)        each party’s termination and renewal rights,

(ix)           the amount of inventory that the Company has on hand to mitigate the risk of a supply disruption,

(x)            regulatory considerations, and

(xi)           any other onerous or unusual obligation that the arrangement or contract imposes on the Company.

Upon applying and balancing all of the foregoing factors to the GSK, Teva and OMI contracts, the Company has determined that none of these arrangements and contracts currently are of a level of significance or importance to the Company that would cause its business to depend in a substantial way on their continuance or existence. The Company will continue to monitor its dependence on these contracts and will file them with the Commission in the event that the relevant circumstances change.

Comment:

Patent and Proprietary Rights, page 39

2.     We note your disclosure relating to patents that you have exclusively licensed from third parties.  Please disclose when the patents that you have licensed expire.

Response:

The Company acknowledges the staff’s comment.  To the extent not already disclosed in the sample disclosure provided in the Company’s response dated October 6, 2009, the Company will include disclosure in its initial Form 10-K to be filed in early 2010 related to the expiration date of patents that the Company has exclusively licensed from third parties.

Comment:

Management’s Discussion and Analysis
Results of Operations
Cost of Goods Sold and Gross Margins, page 76

3.     In your response to our previous comment three you indicate that you intend to continue to use gross margin or gross profit (calculated without amortization of product-related intangibles assets) as a performance metric in order to comply with applicable SEC and Canadian rules regarding disclosure of compensation practices.  Please explain to us what specific rules your intended disclosure is designed to address.  Please provide us with drafts of the disclosures you intend to continue to provide.  In addition, please explain to us in what “other appropriate filings” you intend to include this disclosure.

Response:

Under Item 402(b) of regulation S-K, the Company is required to disclose its performance metrics associated with financial objectives. The Compensation Committee of the Company considers gross margin calculated without amortization or product-related intangible assets to be a financial target. Accordingly, the Company intends to provide this disclosure in any filing that requires the Company to disclose its compensation practices.  The disclosure on page 123 of the 2008 Form 20-F is an example of the type of disclosure that the Company intends to continue to provide.

* * * * *

The Company does not believe that any of the foregoing amended disclosures would have a material impact on its previously issued financial statements.  For the staff’s consideration, therefore, the Company does not propose to file an amendment to its 2008 Form 20-F to include these disclosures.

The Company acknowledges that:

•      The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any additional questions or comments to me at (905) 286-3311.

Sincerely,

/s/ PEGGY MULLIGAN

Peggy Mulligan
Senior Vice President and Chief Financial Officer

cc:	Michael R. Van Every, Chairperson, Audit Committee
Cynthia Orr, Partner, Ernst & Young LLP